Mail Stop 4561

September 28, 2005

Kelly Hankinson
Chief Financial Officer
Thinkpath, Inc.
201 Westcreek Boulevard
Brampton, Ontario Canada L6T 5S6
(905) 460-3042

	Re:	Thinkpath, Inc.
		Form 10-KSB: For the Fiscal Year Ended December 31, 2004
      Filed April 15, 2005
		Form 10-QSB: For the Quarterly Period Ended March 31,
2005
		Filed May 23, 2005
		Form 10-QSB: For the Quarterly Period Ended June 30,
2005
		Filed August 22, 2005
		File No. 001-14813

Dear Ms. Hankinson,

      We have reviewed your response letter dated September 15,
2005
and have the following comments. We may ask you to provide us with information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the Fiscal Year Ended December 31, 2004

Financial Statements
1. Based on your responses to prior comments 3 and 7 in your letter dated July 12, 2005 and the responses to prior comments 1, 2 and 3 in your letter dated September 15, 2005, it appears that you have concluded that your previously issued financial statements should no longer be relied upon because of an error in such financial statements. As such, a Form 8-K should be filed pursuant to Item
4.02 of the Form.
2. You indicate in response to prior comment number 3 in your letter dated September 15, 2005 that you plan to file a revision to your Form 10-KSB to reflect the restatements. The amended financial statements should be filed as soon as practical. Tell us when you plan to file the amended Form 10-KSB. Also tell us whether you also plan to amend both of your Form 10-QSBs for the subsequent interim periods ended March 31, 2005 and June 30, 2005 to reflect the restatements.

Note 10. Convertible Debentures, page F-14
3. In response to prior comment number 3 in your letter dated September 15, 2005, you indicate your intention to amend the financial statements to limit the amount of beneficial conversion feature to the amount of proceeds allocated to the convertible debentures. Please provide us with the calculation of your proposed adjustments to the 2003 and 2004 financial statements. In this regard, we note that the adjusted amount of beneficial conversion feature for the 2003 debentures is approximately $2,210 thousand, however the amount of proceeds allocated to the convertible debentures was $924 thousand. In addition, we note that the adjusted amount of beneficial conversion feature for the 2004 debentures is approximately $1,242 thousand, however the amount of proceeds allocated to the convertible debentures was $731 thousand.

Controls and Procedures
4. In your proposed revised disclosure included in your response to prior comment number 4 in your letter dated September 15, 2005, you indicate that, as of December 31, 2004, two material weaknesses were identified. Disclose in greater detail the nature of the material weaknesses identified in your disclosure. Describe the facts and circumstances leading to the identification of the material weaknesses.
5. In your proposed revised disclosure included in your response to prior comment number 4 in your letter dated September 15, 2005, you indicate that management has spent a considerable amount of time, effort and resources to improve your control environment.
Disclose
in greater detail the nature of these improvements, including the specific steps you have taken to address each of the material weaknesses identified in your disclosure.
6. In your proposed revised disclosure included in your response to prior comment number 4 in your letter dated September 15, 2005, you indicate that there were no changes in internal control over financial reporting during the year ended December 31, 2004, other than described above. Revise to state clearly, if true, that there were changes in your internal control over financial reporting that occurred during the period covered by the report.

Form 10-QSB for the Quarterly Period Ended June 30, 2005

Financial Statements

Notes to Interim Consolidated Financial Statements

Note 12. Convertible Financing Facility, page F-16

7. In the closing paragraph of your response letter dated
September
15, 2005, you indicate that you must file a registration statement on an expeditious basis pursuant to covenants made to the Laurus Master
Fund, Ltd. Further describe the registration rights associated with the Laurus financing. In light of these covenants, explain how you considered the guidance in SFAS 133 and EITF 00-19 in determining the classification and measurement of the warrants and options. Also tell us how you considered the guidance in SFAS 133 in determining whether the embedded conversion feature should be accounted for separately as a derivative and the guidance in EITF 00-19 in determining the classification.

Controls and Procedures

8. Your disclosure suggests that your disclosure controls and procedures are effective in alerting the officers on a timely basis to material information required to be included in your Exchange Act reports. As previously requested in prior comment number 5 of our letter dated July 28, 2005, please confirm whether your officers have also concluded on the effectiveness of disclosure controls and procedures as defined in Rule 13a-15(e) of the Exchange Act. In this regard, provide us with and include in any amendment to your filing a statement regarding whether your officers concluded that your disclosure controls and procedures are also effective in ensuring that information required to be disclosed is recorded, processed, summarized and reported within the time periods specified in the Commissions rules and forms.

9. We note your disclosure that "since the evaluation date, there have not been any significant changes in [y]our internal controls or in other factors that could significantly affect such controls." As previously requested in prior comment number 6 of our letter dated July 28, 2005, provide us with and include in any amendment to your filing a definitive statement regarding whether there has been any change in your internal control over financial reporting identified in connection with your evaluation that occurred during the period covered by the report that has materially affected or is reasonably likely to materially affect your internal control over financial reporting. Refer to Section II.F.4 of Release No. 33-8238 for additional guidance.

10. In light of the fact that material weaknesses existed as of December 31, 2004, tell us and disclose in any amendment in reasonable detail the basis for the officers` conclusion that your disclosure controls and procedures were nonetheless effective as of
June 30, 2005. In this regard, describe why you believe that the material weaknesses no longer exist.

*	*	*	*	*

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

      You may contact Steve Williams at (202) 551-3478 or Melissa
Walsh (202) 551-3224 if you have any questions regarding comments on the financial statements and related matters. Please contact me at
(202) 551-3730 with any other questions.


							Sincerely,



							Stephen Krikorian
							Accounting Branch Chief



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Kelly Hankinson
Thinkpath, Inc.
September 28, 2005
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